July 15, 2013

VIA EMAIL

Ms. Michelle Roberts

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Guardian Insurance & Annuity Company
The Guardian Separate Account N
Initial Registration on Form N-6 File
Nos. 333-188304 & 811-09725

Dear Ms. Roberts:

The staff comments regarding the above-referenced filing have been received and reviewed by us. This letter contains our responses to those comments.

For the responses that follow, page references reflect the page number where the implementation of our response may be found in the courtesy copy of the prospectus and statement of additional information to be provided to you upon filing of Pre-Effective Amendment #1 for File Number 333-188304.

1. General Comments

a. Supplementally, please advise the staff whether there are any types of guarantees or support agreements with third parties that would support any of the company’s guarantees under the contracts.

Response: There are no guarantees or support agreements with third parties that would support any of the company’s guarantees under the policies.

b. Indexed Option. The disclosure on page 44 of the prospectus states that the indexed option has not been registered with the Commission in reliance upon an exemption from registration under Section 3(a)(8) of the Securities Act. Please provide the staff with the Registrant’s analysis of the eligibility of the indexed option for exemption from securities regulation under section 989J of the Dodd-Frank Wall Street Reform and Consumer Protection Act (otherwise known as the “Harkin Amendment”). The staff may have further comments based on your response to this comment.

Response: This analysis will be provided in separate correspondence.

c. Material State Variations. Please disclose that all material state variations have been set forth in the prospectus.

Response: We have reviewed the prospectus and contract to determine that we have included reference where state variations occur. As a result we have made the following changes to the disclosure contained in the Registration Statement and conclude that all material state variations are noted.

Cancelling your policy (page 5)

This section already contained language specifying the variability of the provision in that it stated, after giving the standard free look period, that “[l]onger periods may apply in some states.” However we have revised the provision to read as follows to match the disclosure on page 84:

“Longer periods may apply in some states and in some circumstances. You should refer to your Policy for further details.”

Could Your Policy Lapse (page 5, 26)

Where we had previously noted state variability, we have now deleted this reference.

Issuing the Policy (page 12)

We have added that “Maximum issue age may vary by state law.”

Backdating (page 12)

Where we had previously noted state variability, we have now deleted this reference.

Default (page 27)

Where we had previously noted state variability, we have now deleted this reference.

Reinstatement (page 29)

Where we had previously noted state variability, we have now deleted this reference.

Policy loans (page 55)

In the third paragraph, we have confirmed that the state variability disclosure is appropriate.

Policy Proceeds (page 69)

After the second set of bullets we have added the following:

See “Limits to GIAC’s Right to Challenge a Policy” in the Statement of Additional Information for information on how your death benefit could be adjusted as a result of the insured’s death by suicide.”

Exchange of Policy (page 71-72)

In the last paragraph, we have confirmed that the state variability disclosure is appropriate.

Payment Options (page B-6, SAI)

We have confirmed state variability on use of mortality tables.

2

We have added this language because our ability to adjust based on suicide is restricted by state law. This language will refer them to the appropriate section in the Statement of Additional Information where they will then be told to refer to their policy.

2. Cover Page

a. Please delete “providing lifetime insurance protection” from the end of the first sentence as it may be read to suggest that the index-linked interest option is providing lifetime insurance protection.

Response: This language has been deleted.

b. Please define GIAC and the Policies prior to first use. Additionally, please confirm that all special terms have been defined in the text prior to first use or in the glossary of special terms. Also, please confirm that all special terms appear consistently in upper case throughout the prospectus.

Response: GIAC has been defined prior to its first use on the cover page. “Policy” and “Policies” have been defined prior to first use on the cover page. The “Separate Account” has been defined prior to first use on the cover page. All other special terms are confirmed to have been defined in the text prior to first use or in the glossary of special terms (Appendix A) or, with respect to special terms related to the indexed option, in the section of the prospectus titled “The Indexed Option.” The Company also confirms that it will review and modify the prospectus where necessary so that all of the special terms appear consistently in upper case throughout the prospectus.

c. Please include on the cover page a statement to the effect that: Any guarantees under the Policy or death benefit riders that exceed the value of your interest in the separate account are paid from our general account (not the separate account). Therefore, any amounts that we pay under the contract in excess of your interest in the separate account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.

Response: The following language has been added to the cover page:

Any guarantees under the Policy or riders that exceed the value of your interest in the Separate Account are paid from our general account and not from the Separate Account. See Your Allocation Options: The Variable Investment Options: The Separate Account. Therefore, any amounts that we pay under the Policy in excess of your interest in the Separate Account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.

3. What are your Allocation Options? – p. 2

At the end of the first paragraph, please disclose the minimum number of investment options that will remain available should the company exercise its right to limit allocation options in the future. In addition, should the cross-reference at the end of the fourth paragraph in this section be changed from “Assets in the Indexed Option” to “Indexed Option?” If so, please revise.

Response (page 2): I think that the intent of the sentence in question, as originally written, may have been unclear. The sentence in question is meant to disclose that we could place a limit on the number of investment options in which a person could be invested at any one time, not that we could limit the number of options that we make available to the policyowner. Thus we propose amending the sentence in question for purposes of clarification as follows:

“Currently, there is no limit to the number of options to which you may allocate your Net Premiums and Policy Account Value. We reserve the right to limit the number of options in which you may be invested at any one time, however it is not currently our intention to exercise this right. We will notify you in advance before exercising this right.”

The cross-reference at the end of the fourth paragraph in this section has been changed from “Assets in the Indexed Option” to “Indexed Option.”

4. Do You Have Access to the Money You’ve Invested in Your Policy? - p. 3

In the third sentence in the last paragraph under this heading, please consider if it would be more accurate to insert “separate” before “surrender charge.”

Response: We agree that the word “separate” would be accurate and have inserted it.

5. No Lapse Guarantee vs. Guaranteed Coverage Rider – pgs. 15-18

After the presentation of these two features, please consider inserting a chart/bullet points that compares/contrasts these two features in a summary fashion.

Response: We have considered the request and the differences between the two benefits and have in fact determined that there would be value in including disclosure that compares and contrasts the two benefits. The following disclosure will be added after the Guaranteed Coverage Rider section on page 18.

Comparing the No Lapse Guarantee and the Guaranteed Coverage Rider

The No Lapse Guarantee and the Guaranteed Coverage Rider provide similar benefits in that both are designed to keep your Policy from lapsing when your Policy Account Value less your Monthly Deduction and any Policy Debt is less than zero on a Monthly Processing Date, provided the requirements of benefit are satisfied. You do not need to choose between these two benefits; they are added to your Policy at no charge provided certain issue requirements are met. The No Lapse Guarantee has a shorter duration than the Guaranteed Coverage Rider and has lower required premiums. Because of the difference in premium structure, it is possible, if you have both benefits, to fail the Guaranteed Coverage Rider test, but still have No Lapse Guarantee coverage. The chart below compares key aspects of the two coverages.

	No Lapse Guarantee		Guarantee Coverage Rider
Issue Age	Up to Insured’s Age 75		Up to Insured’s Age 75

	Issue Age	Period
Term	0 – 65	10 years	Terminates at age 85
	66 – 69	Grades from 9 to 6 years
	70 – 75	5 years
	76 – 85	No Benefit

Death Benefit Option	Available with any death benefit option	Available with death benefit option 1 only

Charge	None	None

Rating Class	Non-substandard	Non-substandard

Premiums required to satisfy No Lapse Guarantee Condition or Guaranteed Coverage Rider Requirement

Policy will pass the No Lapse Guarantee Condition if, on the applicable Monthly Processing Date (A) is at least as large as (B) where:

(A)     equals the sum of premiums paid, including any (gross) amounts credited under the Disability Benefit Rider less the sum of all previous partial withdrawals, and

          less any outstanding Policy Debt; and

(B) equals the sum of the Minimum Monthly Premium in effect at the beginning of each Policy Month up to and including the current Policy Month

Note: No Lapse Guarantee premiums are not added to (B) for any month in which the Monthly Deduction is waived under the Waiver of Monthly Deductions Rider

Policy will pass the Guaranteed Coverage Rider Requirement if (A) is not less than (B), where:

(A) equals the accumulated value of premiums paid, including (gross) amounts credited under the Disability Benefit Rider less the accumulated value of all previous partial withdrawals, and less any outstanding Policy Debt; and

(B) equals the sum of the Guaranteed Coverage Rider Minimum Monthly Premiums in effect at the beginning of each Policy Month up to and including the current Policy Month

Note:

Both accumulations are done at 4.5% interest rate

Guaranteed Coverage Rider Minimum Monthly Premiums are not added to (B) for any month in which the Monthly Deduction is waived under the Waiver of Monthly Deductions Rider

6. Reinstating Your Policy – p. 29-30

In the second paragraph following the bullet points, please add “Option” after the second reference to “Indexed.”

Response: The word “Option” has been added after the second reference to “Indexed.”

7. Charges for additional insurance benefits – p. 35

Please consider placing the disclosure under Supplemental Benefits and Riders on p. 84 into this section or adding the substance of that disclosure to this section.

Response: The section has been rewritten to read as follows:

If you acquire additional insurance benefits by buying certain of the riders that we make available under the Policy, we will deduct rider costs. We generally deduct these costs from the Policy Account Value monthly.

The following riders that we make available have additional monthly costs associated with them:

•	Accidental Death Benefit Rider

•	Waiver of Monthly Deductions Rider

•	Disability Benefit Rider (Waiver of Specified Amount)

•	Whole Life Purchase Option Rider

Please see “Supplemental Benefits and Riders” and the Statement of Additional Information for further information about the riders available under the Policy. You may obtain a free copy of the Statement of Additional Information by calling our Customer Service Office. These riders may not be available in all states.

8. The General Account, The Fixed-Rate Option and The Indexed Option-p. 46

Please bold the second paragraph under this section.

Response: The second paragraph under this section has been bolded.

9. Substituting an Index – p. 53

If there are a minimum number of days that you would use in connection with notification of an Index Change, please specify that in the text.

Response: We have not made any change to the existing disclosure, because we do not have a set minimum number of days that we would use in connection with notification of an Index change. While we will always give notice and will always strive to, the amount of notice we give would be dependent in part on the amount of notice we receive from the issuer of the Index. It is also our intent not to mature segments early unless the index has been discontinued or substantially changed, so the policyowner would get the benefit of the index through the term of any existing segments.

10. Indexed Option Alternate Account – p. 53-54

Please revise the last sentence of the second paragraph so that it is part of the preceding sentence.

Response: The last sentence of the second paragraph has been revised so that it is part of the preceding sentence.

11. Interest on Policy Loans – p. 56

Please revise or otherwise reconcile the second sentence of the first paragraph of the italicized text so that it matches footnote 5 of the Periodic Charges table (i.e., with respect to reference of Insured’s Attained Age 65). See also the first paragraph under “Interest on your standard policy loans” and check globally for any discrepancy.

Response: No change has been made to this page as a result of this comment. We have, instead, revised footnote 5 of the Periodic Charges table (on page 9) to conform to this page with respect to the reference to Insured’s Attained Age. Footnote 5 now reads: “After the later of the Insured’s Attained Age 60 or the 10th Policy Anniversary the maximum guaranteed interest rate is 3.5% for all outstanding and new Policy loans, and the current interest rate is 3% for all outstanding and new Policy loans.

12. Rights Reserved by GIAC – p. 83

Please delete the 7th, 8th, and 10th bullet points or explain to the staff why those reservations of rights are appropriate, comply with the requirements of the Securities Laws and are consistent with the disclosures previously provided in this prospectus.

Response: In response to your comment, we have revised the applicable bullets and submit that, with these revisions, these reservations of rights should be acceptable to the staff:

The 7th bullet has been rewritten to read as follows:

•

Modifying, adding to, suspending or eliminating your ability to direct how your Net Premiums are invested, or to transfer unloaned Policy Account Value among the allocation options, but only if, and to the extent, permitted by applicable laws and regulations and the terms of the Policy

The 8th bullet has been rewritten to read as follows:

•	changing the way we made deductions or collect charges but without increasing the charges unless, and only to the extent, permitted by the terms of the Policy

The 10th bullet has been rewritten to read as follows:

•	making any necessary technical changes to the Policy so that it conforms with any action we are permitted to take under this provision

3

13. Illustrations –pgs. 88 and 97

Please disclose that personal and other nonstandard hypothetical illustrations used in advertising and sales literature will always be accompanied by the type of hypothetical illustrations included in Appendix C (as described in Form N-6) or that comply with current FINRA requirements.

Response: Because our personal and other nonstandard hypothetical illustrations are required to be accompanied or preceded by a prospectus for the product, personal and other nonstandard hypothetical illustrations will necessarily be accompanied by the type of illustration contained in Appendix C. We have added the following sentence as the first sentence under Illustrations on page 88 and the last sentence on page 97:

Illustrations will be preceded or accompanied by the current prospectuses for the Policy and the underlying variable investment options.

14. Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

Response: Once we have agreed on the resolution of these comments, we will make any further changes to the prospectus and statement of additional information in a second Pre-Effective Amendment, such Pre-Effective Amendment to include any remaining exhibits, financial statements, consents and acknowledgments and submit a written request for acceleration of the effective date of the registrations statement. In addition, we will be filing by separate correspondence our response to comment 1.b.

Please contact the undersigned at (212) 598-7469 with any comments or questions concerning our responses to staff comments or this Pre-Effective Amendment No. 1. Thank you for your attention to this matter.

Very truly yours,

Sheri L. Kocen

Senior Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-7469

Email: sheri_kocen@glic.com